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                                                                 Exhibit (a)(14)


                             [TOTALFINA LETTERHEAD]

                                                                   PRESS RELEASE
                                                            COMMUNIQUE DE PRESSE

                                                       PARIS, FRIDAY 9 JULY 1999


                  TOTALFINA Owns A 98.8% Interest in PetroFina
                    At the End of the Public Exchange Offer


TOTALFINA announced today that, following its Public Exchange Offer reopened from June 11 through July 2, it has received 1,019,578 shares and 186,140 American Depositary Shares (ADSs) representing a total of 1,038,192 PetroFina shares and 289,100 Warrants. TOTAL had launched the first period of the exchange offer on May 6 to acquire the PetroFina shares, ADSs and warrants it did not already own.

As a result, TOTALFINA now owns 23,168,488 PetroFina shares representing a 98.8% interest in PetroFina, and 4,140,500 Warrants, representing 93.2% of the existing warrants.

In exchange for the PetroFina shares, ADSs and PetroFina warrants tendered to the offer, TOTALFINA is issuing 4,671,864 new TOTALFINA shares to be listed on the Paris, London and Brussels stock exchanges, and 234,171 TOTALFINA warrants. The TOTALFINA ADSs and warrants exchanged for PetroFina ADSs and warrants will be listed on the New York Stock Exchange.

TOTALFINA does not intend to make a squeeze-out for the remaining PetroFina shares.

PetroFina shareholders will receive the shares due as a result of the reopened Public Exchange Offer on July 15. TOTALFINA's 1998 dividend will be paid on July 19.